DIRECTORS' INCREASE THEIR RANDGOLD RESOURCES HOLDINGS

Dr Mark Bristow, the CEO, and Mr Roger Williams, the CFO, increased their shareholdings in Randgold Resources on Wednesday 19 November 2003, following the exercise of options.

Dr Bristow increased his holdings in the company to 252 092 or 0.87% of the current issued share capital. Dr Bristow exercised 83,000 options or 0.29% of the issued share capital, acquiring 30 000 shares and selling 53 000 shares at an average sale price of US$26.5997.

Mr Williams increased his holdings in the company to 30 000 or 0.1% of the current issued share capital. Mr Williams exercised 33 300 options or 0.11% of issued share capital, acquiring 12 000 shares and selling 21 300 shares at an average sale price of US$26.5997.